SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January 2010
Commission File Number: 001-06439

SONY CORPORATION
(Translation of registrant's name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F X	Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION
(Registrant)

By: /s/ Nobuyuki Oneda
(Signature)
Nobuyuki Oneda
Executive Deputy President and
Chief Financial Officer

Date: January 15, 2010

List of materials

Documents attached hereto:

i) Press release entitled "Sony to Outsource a Part of its Business Processes to IBM Japan"

January 15, 2010

Sony Corporation

IBM Japan, Ltd.

Sony to Outsource a Part of its Business Processes to IBM Japan

Sony Corporation (“Sony”) today announced that it will outsource a part of the human resources and accounting operation services of Sony and certain of its subsidiaries in Japan (collectively, “Sony Group in Japan”) to IBM Japan, Ltd. (“IBM Japan”).

Sony is undertaking steps on a global scale to execute structural transformation to  achieve profitability improvement and optimize business processes.  Sony made the decision to outsource a part of its business processes announced today as a part of these initiatives, and through this outsourcing in strong partnership with IBM Japan, Sony intends to further improve the efficiency of its operations and accelerate its transformation initiatives.

In connection with the above-mentioned outsourcing decision, Sony, IBM Japan and Manpower Japan Co., Ltd. (“Manpower Japan”) have agreed to establish a joint venture.  The joint venture will be formed by splitting a part of the human resources service operations from Sony Human Capital Corporation (“Sony Human Capital”), which currently undertakes human resources service, business travel and insurance operations mainly for Sony Group in Japan.

IBM Japan will provide its human resources and accounting operation services to Sony Group in Japan using the new joint venture as its base in Japan and IBM Global Delivery Center in Dalian, China as its base outside Japan.

<Outline of the new joint venture (plan)>
Company name	:	Human Capital Associates Co., Ltd.

Representative	:	Takehisa Sato

Office address	:	19-21, Nihonbashi-Hakozaki-cho, Chuo-ku, Tokyo

Founded	:	April 1, 2010

Capital	:	100,000,000 yen

Headcount	:	Approximately 100

Stakeholders	:	IBM Japan 60%, Manpower Japan 20%, Sony 20%

Inquiries:
Corporate Communications, Sony Corporation　Tel: 03-6748-2200
External Communications, IBM Japan, Ltd.  Tel: 03-3808-4770